December 19, 2018

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On October 12, 2018, the Registrant, on behalf of its series, AlphaCentric/16th Amendment Municipal Opportunities Fund, filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on November 29, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein. Please note that the name of the fund will be changed to “AlphaCentric Municipal Opportunities Fund” (the “Fund”).

General

Comment 1: Going forward, please include the filing date and the Registrant’s Securities and 1940 Act numbers on the facing sheet.

Response: The Registrant undertakes to include the filing date and its Securities and 1940 numbers on the facing sheet in future filings.

Comment 2: Please consider whether the Registrant inadvertently marked “this post-effective amendment designates a new effective date for a previously filed post-effective amendment“ on the facing sheet.

Response: The Registrant states that the mark referenced in Comment 2 was a clerical error and unintentional.

Ms. Elisabeth M. Bentzinger

December 19, 2018

Comment 3: Please provide the ticker symbols for the Fund on the Registration Statement and on EDGAR when they become available.

Response: The Fund’s ticker symbols, MUNAX (Class A shares), MUNCX (Class C shares) and MUNIX (Class I shares) will be included on the Registration Statement and on EDGAR.

Prospectus

Fee Table

Comment 4: In footnote 2 to the Fee Table, please clarify that the recoupment of expenses will occur only after any fee recapture is taken into account.

Response: The Registrant has amended the last sentence of footnote 2 to state as follows:

Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) ~~if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.~~ so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment.

Comment 5: In the preamble to the Expense Example, please disclose that expenses reflect the reimbursement agreement only through the initial term of the agreement and clarify that the examples apply whether a shareholder redeems or holds his/her shares.

Response: The Registrant has amended the second sentence of the preamble to the Expense Example as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then hold or redeem all of your shares at the end of the period. The Example reflects the fee waiver and expense reimbursement for the duration of the waiver/reimbursement period only.

Ms. Elisabeth M. Bentzinger

December 19, 2018

Principal Investment Strategies

Comment 6: The Staff objects to the language “in the opinion of the counsel to the issuer of each security” in the first sentence of the first paragraph under “Principal Investment Strategies.” The disclosure should not be qualified.

Response: The Registrant has amended the first sentence under the heading “Principal Investment Strategies” as follows:

The Fund seeks to achieve its investment objective by investing primarily in municipal securities ~~which, in the opinion of the counsel to the issuer of each security~~ that are exempt from regular federal individual income taxes. The Fund relies on the opinion of issuers’ counsel in determining whether a security is exempt from regular federal income tax.

Comment 7: The Staff notes that the Fund’s name includes the word “municipal.” Under Rule 35d-1(a)(4) of the Investment Company Act of 1940, as amended, the Fund must adopt a fundamental policy that at least 80% of the value of the Fund’s assets be in investments that are exempt from federal income tax. Please restate the Fund’s 80% test in the first paragraph under “Principal Investment Strategies” to comply with Rule 35d-1(a)(4).

Response: The Registrant has amended the third sentence of the first paragraph under the heading “Principal Investment Strategies” as follows:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowing for investment purposes) in municipal securities (directly or through underlying funds) that are exempt from regular federal income tax. Although municipal securities are exempt from regular federal income tax, they can generate income that is subject to the federal alternative minimum tax.

Comment 8: In the fourth paragraph under “Principal Investment Strategies,” the Registrant states that the Fund may invest in junk bonds. Please state the lowest rating junk bond in which the Fund may invest and whether the Fund may invest in bonds that are in default.

Response: The Registrant has amended the fourth paragraph under “Principal Investment Strategies” as follows:

A minimum of 25% of the securities held by the Fund will be invested in investment grade bonds and up to 75% of the securities the Fund buys may be high-

Ms. Elisabeth M. Bentzinger

December 19, 2018

yield below investment-grade securities (also known as “junk” bonds). Of the 75% lower grade fixed income securities, the Fund may buy up to 25% of the net assets of the fund in non-rated municipal bonds. Below-investment-grade debt securities are those rated below “BBB-” by S&P Global Ratings or “Baa3” by Moody’s or comparable ratings by other nationally recognized statistical rating organizations (or, in the case of unrated securities, determined by the Fund’s investment adviser to be comparable to securities rated below investment-grade). The Fund may buy bonds of any rating, including unrated bonds, and may invest in bonds that are in default.

Comment 9: In the fifth paragraph under the heading “Principal Investment Strategies,” please define “embedded leverage” as that word is used or describe it in plain English.

Response: The Registrant has amended the fifth paragraph under the heading “Principal Investment Strategies” as follows:

The Fund may purchase up to 50% of its net assets in structured tax advantaged income producing products such as municipal closed-end funds that may offer value based on the income produced or the premium or discount the product is valued at. These products generally contain embedded leverage of up to 45%, so their price sensitivity to interest rate or credit spread changes will generally be magnified compared to unlevered municipal portfolios. Embedded leverage is the notional value in excess of the assets needed to maintain a position or the leverage employed by the underlying closed-end fund.

Comment 10: In the sixth paragraph under the heading “Principal Investment Strategies,” please disclose the criteria for the duration the Fund may use. Additionally, please explain the concept of duration in plain-English and provide a simple example of how duration works in the Fund’s Item 9 disclosures.

Response: The Registrant has added the following disclosure to the sixth paragraph under the heading “Principal Investment Strategies”:

Due to the inherent diversification of structured products, the last listed average maturity, average duration and average ratings will be used to calculate its effects on the overall fund statistics. The Fund does not limit its investments to securities of a particular maturity range, or duration and may hold securities ~~both~~ short ~~and~~ or long-term ~~securities~~, or of negative duration.

Ms. Elisabeth M. Bentzinger

December 19, 2018

The Registrant has added the following disclosures to its Item 9 disclosures in the Prospectus:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.  For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in the bond’s price.  If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in the bond’s price.

Comment 11: In the seventh paragraph under the heading “Principal Investment Strategies,” please define “economic leverage” as that word is used or describe it in plain English.

Response: The Registrant has amended the second sentence in the seventh paragraph under the heading “Principal Investment Strategies” as follows:

The Fund’s investment in inverse floaters entails a degree of economic leverage, which is the indirect leverage embedded in the investment that results in greater gains or losses on the investment, without an obligation on the Fund above its initial investment.

Comment 12: In the eighth paragraph under the heading “Principal Investment Strategies,” the Registrant states that “[t]he Fund can borrow money to purchase additional securities, a form of leverage.” Please specify how the Fund may, as a principal investment strategy, employ other forms of leverage. Please describe how the Fund uses different forms of leverage and the total amount of the Fund that will be leveraged.

Response: The Registrant has deleted the paragraph containing the referenced sentence. The Registrant refers to its disclosures in the fourth and sixth paragraphs under “Principal Investment Strategies” for a description of how the Fund may use closed-end municipal funds and inverse floaters as leverage. The Registrant states that it will not engage in any direct leverage.

Comment 13: Consider whether the heading “Overlay Strategies” on page 4 of the Prospectus should be singular.

Response: The Registrant has changed the heading to “Overlay Strategy.”

Comment 14: Please clarify the intentions of the overlay strategy and how the “Fixed Income Trend Mandate” and “Fixed Income Credit Mandate” accomplish the strategy’s goals. Please clarify whether the overlay strategy is a hedging strategy.

Ms. Elisabeth M. Bentzinger

December 19, 2018

Response: The Registrant has amended the first sentence under “Overlay Strategy” as follows:

The Fund’s overlay strategy seeks risk-adjusted returns over time and is based on the technical analysis of market prices to determine market trends. The overlay strategy is not a hedging strategy.

The Registrant refers to its disclosures in the third and fourth sentences of the first paragraph under “Overlay Strategy” for a description of how the Fixed Income Trend Mandate (investing in either long or short U.S. and foreign government bond futures possessing attractive price momentum characteristics) and Fixed Income Credit Mandate (investing in credit default swaps to gain either long or short exposure to high yield and investment grade corporate credit entities) will accomplish the investment strategy’s goals.

Comment 15: In the first paragraph under “Overlay Strategy,” the Registrant refers to “credit default index swaps” and in the second paragraph, the Registrant refers to “credit default swap contracts.” Please reconcile these disclosures.

Response: The Registrant has changed both references to “credit default swap indices.”

Comment 16: If the Fund will write credit default swaps, disclose the Fund will segregate the full notional amount of the credit default swap to cover its obligations.

Response: The Registrant has added the following sentence to the end of the second paragraph under the heading “Overlay Strategy” in its Item 9 disclosures:

The Fund will segregate the full notional amount of any credit default swap to cover its obligations.

Comment 17: The third and fourth paragraphs under “Overlay Strategy” do not belong under the heading. Please revise the disclosures accordingly.

Response: The Registrant has moved the last two paragraphs under the heading “Overlay Strategy” to immediately before the heading “Overlay Strategy.”

Principal Risks of Investing in the Fund

Comment 18: If Fund shares may be sold through banks, please add the FDIC disclosure required by Item 4(b)(1)(iii) to Form N-1A.

Ms. Elisabeth M. Bentzinger

December 19, 2018

Response: The Fund’s shares are not sold through banks.

Comment 19: In the Fund’s disclosure of “leverage risk,” please clarify which strategy “relies on the use of actual and economic leverage.” Please expand the disclosure to include the other manners in which the Fund has leverage risk.

Response: The Registrant has amended the fourth sentence of its disclosure of “Leverage Risk” as follows:

Inverse floaters also can be used to add leverage, as would borrowings. The Fund’s use of a line of credit is direct leverage. The embedded borrowing of municipal closed-end funds is indirect, or embedded, leverage. Inverse floaters and the futures and swaps used in the overlay strategy is economic leverage.

Performance

Comment 20: Please provide supplementally which broad-based index the Fund intends to use.

Response: The Fund intends to use the S&P Municipal Bond Investment Grade Index.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 21: The Staff notes that the Fund’s Item 9 disclosures are identical to its Item 4 disclosures. The Staff takes the view that repetition of information in Items 4 and 9 indicates that the Fund has not provided a proper summary.

Response: The Registrant has deleted the third paragraph under “Principal Investment Strategies” from page 2 of the Prospectus, and the penultimate paragraph under the same heading on page 3 of the Prospectus. The Registrant has also deleted the second paragraph under “Overlay Strategy” from page 4 of the Prospectus. These deletions apply to the Fund’s Item 4 disclosures only, and remain in the Fund’s Item 9 disclosures.

Comment 22: Please revise the Fund’s 80% test in a manner consistent with Comment 7.

Response: The Registrant has amended the third sentence under the heading “AlphaCentric Municipal Opportunities Fund” in its Item 9 disclosures as follows:

Ms. Elisabeth M. Bentzinger

December 19, 2018

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowing for investment purposes) in municipal securities (directly or through underlying funds) that are exempt from regular federal income tax. Although municipal securities are exempt from regular federal income tax, they can generate income that is subject to the federal alternative minimum tax. The Fund will consider the composition of the underlying funds when determining its compliance with this test.

Comment 23: The Staff notes that the 80% test under Rule 35d-1(a)(4) is an asset based test. If derivatives are included, please disclose that the Fund will value derivatives on a mark-to-market basis pursuant to Rule 35d-1.

Response: The Registrant has added the following sentence to the end of the first paragraph under the heading “AlphaCentric Municipal Opportunities Fund” in its Item 9 disclosures:

Any investment in derivatives will be valued on a market-to-market basis to the extent that they count towards this policy.

Comment 24: With respect to investments in Underlying Funds, please disclose that the Registrant will consider the composition of Underlying Funds when determining its compliance with the 80% test of Rule 35d-1.

Response: The Registrant refers to its response to Comment 22.

Comment 25: Please reconcile the Fund’s the reference to swaps and futures in its disclosure of “Derivatives Risk” when “Futures Risk” and “Swaps Risk” are enumerated as principal risks.

Response: The Registrant has amended the first sentence of its disclosure of “Derivatives Risk” as follows:

The Fund may use derivatives as part of its overlay strategy to provide diversification of returns ~~in addition to swaps (including options, futures, and other transactions~~.

Comment 26: Please consider whether the fourth and fifth sentences of “Underlying Fund Risk” are redundant of the first and second sentences of the risk disclosure.

Response: The Registrant has deleted the fourth and fifth sentences from its disclosure of “Underlying Fund Risk” accordingly.

Ms. Elisabeth M. Bentzinger

December 19, 2018

Comment 27: The first paragraph under the heading “Sales Charge Waivers and Reductions Available Through Certain Financial Intermediaries” includes a reference to Class C Shares, but there is no sales charge waiver for Class C shares.

Response: The Registrant has deleted the reference to Class C shares.

Comment 28: In the paragraph under “Class A Shares” on page 43 of the Prospectus, please include a cross-reference to Appendix A and specify the 12b-1 fees for Class A.

Response: The Registrant has amended the last sentence of its disclosure under the heading “Class A Shares” as follows:

Intermediary-specific sales charge variations are described in Appendix A to this prospectus, titled “Intermediary-Specific Sales Charge Reductions and Waivers.” Class A shares are subject to a 12b-1 fee of ---0.25% which is lower than the 12b-1 fee of 1.00% for the Class C Shares.

Comment 29: In the paragraph under “Class C Shares” on page 45 of the Prospectus, please state that the 12b-1 fee for Class C shares is 1.00% “of the Fund’s average daily net assets.”

Response: The Registrant has amended its disclosures accordingly.

Comment 30: Please delete the last sentence of the second paragraph under the heading “Other Purchase Information” on page 48 of the Prospectus. The Fund receives orders as soon as its designated agents receive them.

Response: The Registrant has made the requested deletion.

Comment 31: In the first paragraph under the heading “How to Redeem Shares” of the Prospectus, please clarify that the redemption order will not be considered received by the Fund unless the entity receiving the order is authorized the accept the order on the Fund’s behalf.

Response: The Registrant has amended the second sentence of the first paragraph under “How to Redeem Shares” as follows:

Redemption orders received in good order by the Fund’s transfer agent or by a brokerage firm or other financial institution authorized to accept redemption orders

Ms. Elisabeth M. Bentzinger

December 19, 2018

on the Fund’s behalf, before 4:00 p.m. ET (or before the NYSE closes if the NYSE closes before 4:00 pm ET) will be effective at that day’s NAV.

Comment 32: In connection with the last sentence of the first paragraph under the heading “How to Redeem Shares” of the Prospectus, please advise if the Registrant has specific knowledge of an intermediary imposing its own earlier cut-off time and the circumstances surrounding such earlier cut-off time. If so, please explain how the intermediary’s position is consistent with Registrant’s obligation under Rule 22c-1. The position that an intermediary is not the Fund’s agent does not justify an earlier cut-off time.

Response: The Registrant is unaware of any intermediary imposing its own earlier cut-off time and has deleted the last sentence in the first paragraph under “How to Redeem Shares.”

Comment 33: Please insert the disclosures required by Items 11(c)(7) of Form N-1A in this section of the Prospectus. Please consider that, for purposes of this disclosure, “five business days” could violate Rule 22e. Please state whether the time to pay out redemption proceeds varies depending on the method of the redemption request.

Response: The Registrant has added the following disclosures as the first sentence under the heading “How to Redeem Shares.”

The Fund typically expects that it will take up to seven calendar days following the receipt of your redemption request by any method to pay out redemption proceeds by check or electronic transfer.

Comment 34: In the paragraph under “Exchange Privilege,” please change the reference to “Income Opportunities Fund” to “Municipal Opportunities Fund.”

Response: The Registrant has amended its disclosures accordingly.

Comment 35: Please disclose whether a sales load will be imposed upon a sale of Class A shares in the paragraph under the heading “Exchange Privilege” of the Prospectus.

Response: The Registrant has added the following disclosures to the paragraph under the heading “Exchange Privilege” of the Prospectus:

In order to exchange shares of a Fund on a particular day, the Fund or its designated agent must receive your request before the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) that day. Exchanges are made at the

Ms. Elisabeth M. Bentzinger

December 19, 2018

NAV determined after the order is considered received.  You will not be charged the upfront sales charge or the CDSC on exchanges of Class A shares.

Comment 36: In the same paragraph referenced in Comment 35, please disclose the Rule 22(c) procedures for processing sale orders.

Response: The Registrant refers to its response to Comment 35.

Comment 37: In the section under the heading “Distribution Plans” in the Prospectus, please disclose the information required by Rule 12(a) and Rule 12(b) in one place pursuant to General Instruction C(3)(a) to Form N-1A.

Response: The Registrant has moved its disclosure of “Distribution Plans” so that the information required by Rule 12(a) and 12(b) are together.

Comment 38: Please change the reference to “his managed Fund” to “the Fund” in the last paragraph under the heading “Portfolio Managers” on page 56 of the Prospectus.

Response: The Registrant has amended its disclosures accordingly.

Comment 39: In the paragraph under the heading “Advisory Fees” of the Prospectus, please state the date that the fee waiver and expense reimbursement agreement terminates.

Response: The Registrant has amended the third sentence of the paragraph under “Advisory Fees” to state as follows:

The Advisor has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; underlying fund expenses; borrowing costs, such as (a) interest and (b) dividends on securities sold short; taxes; and extraordinary expenses) at a certain level through July 31, 2020.

Comment 40: The footnote to the “expense limitation chart” should be consistent with Comment 4.

Response: The Registrant has added the following disclosures to the footnote to the Expense Limitation Chart of the Prospectus:

Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three

Ms. Elisabeth M. Bentzinger

December 19, 2018

years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture. so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment.

Appendix A

Comment 41: Please define “fund family” as that term is used in Appendix A to the Prospectus.

Response: The Registrant replaced the sixth bullet in the first set of bullet points in Appendix A with the following:

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same Fund (but not any other fund within the Trust advised by the Adviser (the “fund family”)).

Comment 42: Consider deleting the section labeled “CDSC Waivers on A and C Shares available at Merrill Lynch” since neither class share has a contingent deferred sales charge.

Response: The Registrant has deleted the section as requested.

Statement of Additional Information

Comment 43: In Investment Restrictions (a) and (b) on page 3 of the Statement of Additional Information (“SAI”), please clarify what the 1940 Act permits with respect to borrowing and issuing senior securities.

Response: The Registrant has added the following footnote to Investment Restrictions (a) and (b) on page 3 of the SAI:

The 1940 Act limits the Fund’s ability to borrow money, prohibiting the Fund from issuing senior securities, except the Fund may borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by the Fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days thereafter or such longer period as the SEC may prescribe by rules and regulations,

Ms. Elisabeth M. Bentzinger

December 19, 2018

reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.

Comment 44: In Investment Restriction (g) on page 4 of the SAI, please disclose that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy.

Response: The Registrant has added the following sentence to the end of Investment Restriction (g):

The Fund will consider the investments of underlying investment companies when determining its compliance with this restriction.

Comment 45: Please move paragraph (e) under “Other Investment Policies” into “Investment Restrictions.”

Response: The Registrant has deleted paragraph (e) under “Other Investment Policies” and added the following paragraph after paragraph (g) under “Investment Restrictions.”

Comment 46: In the second paragraph under “Compensation of the Board of Trustees” on page 29 of the Statement of Additional Information, the compensation table should describe the estimated compensation paid to the Trustees for the fiscal year ending March 31, 2019.

Response: The Registrant has amended the last two sentences of the second paragraph under “Compensation of the Board of Trustees” as follows:

The Fund was not in operation during the Trust’s fiscal year ended March 31, ~~2017~~ 2018. The Compensation amounts provided in the table below for the Fund is the estimated compensation to be paid by the Fund to the Trustees for the fiscal year ending March 31, ~~2018~~ 2019.

Comment 47: Please ensure that the sixth paragraph under the heading “Advisor” on page 30 of the Statement of Additional Information is consistent with Comment 4.

Response: The Registrant has amended the last sentence of the sixth paragraph under the heading “Advisor” as follows:

Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three

Ms. Elisabeth M. Bentzinger

December 19, 2018

years after the fees have been waived or reimbursed) ~~if such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recoupment.~~ so long as such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense limitation at the time such expenses were waived and (ii) the Fund’s current expense limitation at the time of recoupment.

Comment 48: Please clarify that the “Proxy Voting Policy” on pages 37-38 of the Statement of Additional Information is for the most recent 12-month period ended June 30.

Response: The Registrant has amended first sentence of the last paragraph under the heading “Proxy Voting Policy” as follows:

Information on how the Fund voted proxies relating to portfolio securities for the most recent twelve month period ended June 30 as well as a description of the policies and procedures that the Fund uses to determine how to vote proxies is available without charge, upon request, by calling 1-844-ACFUNDS (844-223-8637) or on the SEC’s Internet site at www.sec.gov.

Comment 49: Please re-consider the necessity of the paragraph “Investments of $1 Million or More” on page 41 of the Statement of Additional Information given that there is no contingent deferred sales charge for Class A Shares.

Response: The Registrant has deleted the paragraph from the Statement of Additional Information.

Comment 50: Delete “or through your financial advisor” from the last paragraph under the heading “Waivers of Up-Front Sales Charge on Class A Shares” because all information about sales charge reductions and waivers must be in the prospectus.

Response: The Registrant has amended its disclosures accordingly.

Comment 51: The appendices to the Statement of Additional Information are missing Appendix B.

Response: The Registrant has re-lettered the appendices accordingly.

Part C

Ms. Elisabeth M. Bentzinger

December 19, 2018

Comment 52: Please review all exhibits listed as “to be filed by subsequent amendment.” If they have been filed, please update the disclosure. Otherwise, please file all outstanding exhibits with the Rule 485(b) filing.

Response: The Registrant has updated its Part C accordingly.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser